UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

June 17, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB0009223206

Issuer Name

SMITH & NEPHEW PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Cevian Capital II GP Limited

City of registered office (if applicable)

`St Helier

Country of registered office (if applicable)

Jersey

4. Details of the shareholder

Name	City of registered office	Country of registered office
Aurora Nominees Limited	London	England

5. Date on which the threshold was crossed or reached

12-Jun-2026

6. Date on which Issuer notified

16-Jun-2026

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	12.235936	0.000000	12.235936	103717469
Position of previous notification (if applicable)	12.074433	0.000000	12.074433

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0009223206	0	103717469	0.000000	12.235936
Sub Total 8.A	103717469		12.235936%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Cevian Capital II G.P. Limited	Cevian Capital II Master Fund L.P.	11.049406		11.049406%
Cevian Capital II G.P. Limited	Cevian Capital II Co-Investment - Series P L.P.	1.186530		1.186530%

10. In case of proxy voting
Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

If date does not apply, explain below

11. Additional Information

Cevian Capital II G.P. Limited acts as general partner for Cevian Capital II Master Fund L.P. and Cevian Capital II Co-Investment - Series P L.P.

The legal owner of the shares is Aurora Nominees Limited (acting as nominee), which holds the shares on behalf of UBS AG (acting as custodian).

This notification is made for transparency purposes. Since Cevian Capital II G.P. Limited's notification dated 10 June 2026, the percentage of voting rights held via Cevian Capital II Master Fund L.P. has increased to 11.049406% (previously notified percentage: 10.889586%). The percentage of voting rights held via Cevian Capital II Co-Investment - Series P L.P. has increased to 1.186530% (previously notified percentage: 1.184847%).

As a result of this increase, Cevian Capital II G.P. Limited's aggregate holding is now 12.235936% (previ-ously notified percentage: 12.074433%). Cevian Capital II G.P. Limited has not crossed a new notification threshold as a result of this increase.

12. Date of Completion

16-Jun-2026

13. Place Of Completion
Jersey

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: June 17, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary